FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2008

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

The  following  is the text of an  announcement  made today by Hang Seng Bank, a
62.14 per cent owned subsidiary of the HSBC Group.


                       HANG SENG SIGNS AGREEMENT TO BECOME
                   LARGEST SHAREHOLDER OF A MAINLAND CITY BANK

Hang Seng Bank (Hang Seng) today signed an agreement to subscribe for 20 per cent of the enlarged share capital of Yantai City Commercial Bank (Yantai City
Bank) in mainland China for a total consideration of RMB800 million (US$103 million). Upon successful completion of the share subscription, Hang Seng will become the largest shareholder of Yantai City Bank, which serves the rapidly developing Bohai Economic Rim region.

The share subscription and the terms of the agreement are subject to the approval of the China Banking Regulatory Commission, other relevant regulatory authorities and shareholders of Yantai City Bank. Hang Seng will have the right to nominate Directors and to make recommendations for various senior management positions, including Vice President and department heads, at Yantai City Bank.

The strategic investment in Yantai City Bank will complement Hang Seng's existing foothold on the Mainland as the majority of Hang Seng's outlets are situated in the Pearl River Delta and Yangtze River Delta regions. Following this latest investment, Hang Seng's total investment on the Mainland will increase to about RMB7.3 billion, including the capital injected into its wholly owned subsidiary, Hang Seng Bank (China) Limited, in May last year.

Hong Kong-listed Wing Lung Bank will also take a 4.99 per cent stake in Yantai City Bank, bringing the total foreign shareholding in the Mainland bank to 24.99 per cent. Under current Mainland regulations, the maximum aggregate shareholding by all foreign investors in a domestic bank must not exceed 25 per cent.

Today's signing ceremony in Yantai was attended by Mr Zhang Jianting, Mayor of Yantai, Mr Zhang Guangbo, Vice Mayor of Yantai, Mr Zhuang Yonghui, Chairman of Yantai City Commercial Bank, Mr Raymond Or, Vice-Chairman and Chief Executive of Hang Seng Bank and Dr Patrick Wu, Vice-Chairman and Executive Director of Wing Lung Bank.

Mr Zhuang said: "In light of the accelerating pace of reform and opening up of China's financial industry, the bringing in of Hang Seng as a strategic investor will facilitate the sharing of experience, enhance corporate governance and promote a better business structure. This will help us to achieve international standards and enhance our market competitiveness."

"Wing Lung Bank's participation as a financial investor will also enhance both the shareholding structure and development of Yantai City Commercial Bank," he added.

Mr Or said: "This agreement is another milestone in the rapid expansion of Hang Seng's business on the Mainland. The Bohai area will join the Pearl River and Yangtze River Deltas as a key business region for Hang Seng. Alongside our organic growth, we will actively discuss future business cooperation opportunities with Yantai City Commercial Bank."

"Our agreement will also benefit the economic development of the Bohai Economic Rim and facilitate the exchange of banking experience and technical expertise," Mr Or added.

Yantai is an international port city in the Bohai Economic Rim region and the second-largest industrial city in Shandong Province. Yantai has a very sound economic infrastructure. In 2006, the city's GDP grew by 17 per cent to reach RMB240.2 billion.

Note to editors

Hang Seng Bank
Founded in 1933, Hang Seng Bank operates around 150 branches and automated banking centres and 13 Business Banking Centres in Hong Kong. The Bank also maintains a branch in Shenzhen for foreign currency wholesale business, a branch in Macau, and representative offices in Xiamen and Taipei.

Established on 28 May 2007, wholly owned subsidiary Hang Seng Bank (China) Limited operates a mainland China network of 23 outlets in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou and Ningbo.

With consolidated assets of HK$741.3 billion as at 30 June 2007, Hang Seng Bank reported a profit attributable to shareholders of HK$8,867 million for the first six months of 2007 and HK$12.04 billion in 2006. Hang Seng Bank is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. For further information on Hang Seng Bank, please visit the bank's website at www.hangseng.com.

Yantai City Commercial Bank
Founded in 1997, Yantai City Commercial Bank is the second-largest commercial city bank in Shandong Province. According to its unaudited financial statements, the Bank had total assets of RMB26.8 billion as at 31 December 2007. It has 68 outlets and over 1,200 staff. The bank offers various retail banking services including deposits, consumer loans and debit card services, as well as trade finance, remittance and other commercial banking services. For further information, please visit the bank's website at http://www.ytcb.com.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  31 January, 2008